Critics say Harley-Davidson needs a more attentive CEO to put the company on a new path

Milwaukee Journal Sentinel

By Rick Barrett

April 23, 2025

Takeaways (AI-Generated)

- H Partners Management criticizes Zeitz's leadership, citing declining profits, remote work policies, and a lack of physical presence at company facilities.
- Experts and stakeholders suggest a new CEO is needed to revitalize the brand and address the company's challenges.

Harley-Davidson Inc. is no stranger to hard times, having survived the Great Depression, trade wars, and a slew of other challenges over 122 years.

Now, the company faces a leadership crisis in another period of global economic turmoil. Some also say Harley has lost a certain magic which few other brands possess without having their name tattooed on someone's body or rallies drawing thousands of customers.

The company needs to reclaim its "lightning in a bottle," says Chaz Hastings, a former Harley-Davidson manager who later owned a dealership on Milwaukee's north side.

H Partners Management, one of Harley's largest investors, cited "cultural depletion" and fallen profits in its demand that CEO Jochen Zeitz resign, and that board members Tom Linebarger and Sara Levinson not be reelected at the May 14 annual shareholders meeting.

Harley has lost its way, according to the New York investment firm.

"The company's iconic headquarters has been shuttered, and its corporate culture has been depleted by a remote work environment," H Partners said.

"Even more demoralizing for employees — especially for a manufacturing company — is that CEO Zeitz appears to be attempting to oversee the company from locations in Santa Fe, New Mexico; London, UK; and rural Kenya. We believe Mr. Zeitz's physical presence at any Harley-Davidson office or facility has been extremely minimal for some time," H Partners said.

Zeitz has worked to save African rhinos

Zeitz, the former chief executive of sporting-goods company Puma, replaced Harley CEO Matt Levatich in February 2020.

Levatich resigned when a continued decline in Harley's stock price and sales proved too much for him to continue running the company after five years as the chief executive.

"The Board and Matt mutually agreed that now is the time for new leadership at Harley-Davidson," Zeitz, who was a board member, said at the time of Levatich's resignation.

He stepped in as interim CEO and soon after was named to the permanent position.

In 2024, Zeitz's compensation included a $1.95 million base salary, $6.5 million in stock awards, $258,400 for security, and $171,600 for aircraft use.

"Mr. Zeitz has been effectively guaranteed to earn an average of $8 million per year – or over $40 million in total, excluding any compensation to be paid in 2025 – while shareholders have lost $1.8 billion under his tenure," H Partners said in a recent statement.

Outside of Harley, Zeitz is a philanthropist and conservationist in Kenya, where among many efforts, the ZEITZ Foundation has sought to return critically endangered rhinos to their ancestral natural habitats.

"Our plan is to remove boundaries and connect large landscapes together, preserving wildlife corridors to create a huge interconnected rhino habitat," the foundation says on its website.

The foundation helped create medical camps in parts of rural Kenya lacking access to health care. It's supported Kenyan students seeking a high school education and started a kindergarten program.

The kindergarten offers working mothers in the SATUBO Beading Initiative "access to safe, quality childcare" near their workshop, the foundation says.

The foundation created what's now an independent U.K.-registered charity called The Long Run -- a membership organization of nature-based tourism businesses committed to sustainability and pursuit of the ZEITZ mission internationally.

"The Long Run now safeguards over 21 million acres of biodiversity and touches the lives of 750,000 people," the foundation says.

Zeitz's Segera Conservancy, through its Tree of Life Reforestation project, aims to grow 3 million trees by 2030, which would be East Africa's largest reforestation on a private conservancy.

"Segera's exclusively private 50 000 acres are home to lion, leopard, cheetah, elephant and buffalo as well as endangered species such as reticulated giraffe, Grevy's zebra, Lelwel's Hartebeest and African wild dog," its website says.

 The Segera resort says it's an "oasis of luxury in 50,000 acres of private Kenyan savannah with views towards iconic Mount Kenya."

Old letters and photos of Ernest Hemingway adorn the resort's walls, and the famous biplane from the movie Out of Africa is there, too, the German publication GG Magazine said in 2021. Zeitz acquired the biplane at auction, restored it and now flies it around the estate, according to the magazine.

Harley-Davidson has not responded to recent Journal Sentinel requests for an interview with Zeitz. But in an interview in 2023, he briefly discussed his passion for nature and environmental sustainability.

His conservation work, Zeitz said, has restored a "big chunk of this planet to where nature and animals can thrive."

Critics say Harley CEO's plan hasn't worked

In the U.S., Zeitz has divided his time between Milwaukee, traveling for the company, and his ranch in New Mexico. The 190-acre estate, near Santa Fe, was featured in an article in Condé Nast Traveler magazine.

The magazine said Zeitz spent "two-plus years meticulously transforming the ranch into a kind of Spanish colonial village out of a set designer's fever dream, with a main residence, cantina, plaza, carriage house, tower, and even a chapel, much of it redone in authentic adobe style with troweled plaster walls and vaulted brick ceilings."

When he was named Harley's CEO, Zeitz also had ambitious goals.

He launched a five-year plan, named Hardwire, which doubled down on the company's core products: touring bikes, large cruisers, and trikes. He pulled the company out of weak markets, slashed low-profit bike models, and culled dealerships. He made changes in senior leadership and focused on rebuilding the brand.

Critics said the plan wasn't well executed and that total shipments of touring, cruiser and trike shipments have declined 20% since Zeitz became CEO.

"Mr. Zeitz's senior leadership team has been a revolving door. It is alarming to note that five of the six senior managers who publicly presented this Hardwire plan at the Company's 2022 Investor Day are either no longer working for the Company or have already announced their retirement," H Partners said.

The firm, which has a 9.1% stake in Harley-Davidson, says it intends to run a "withhold-the-vote-campaign" against Zeitz, as a board member, and longtime board members Linebarger and Levinson. It has also called for Zeitz's immediate resignation as chief executive officer.

"We believe an absentee CEO who has already announced his intention to retire should not be making policy decisions that could affect the long-term prospects of the business. We also believe that the current Board, which is tightly controlled by a small number of entrenched Board members, cannot be trusted to oversee crucial decisions, including CEO succession," H Partners said.

Harley has said that Zeitz, as part of his announced retirement, will stay on as CEO until his successor is named sometime this year. The company has strongly opposed H Partners efforts to oust Linebarger and Levinson from the board of directors.

"We are disappointed that H Partners has chosen to take this self-serving action targeting members of our Board after that firm's preferred CEO candidate failed to receive majority support from the Board's Independent Directors," Harley-Davidson said.

 "H Partners has chosen to put its own interest ahead of the interests of other shareholders by attempting to disrupt the Board's rigorous and thoughtful CEO transition process, creating uncertainty for and putting Harley-Davidson's future and shareholder value at risk," Harley said.

In a new Securities and Exchange Commission filing this week, the company said it has made significant progress in executing key elements of the Hardwire strategic plan.

For example, Harley said it achieved $257 million in productivity savings, (2022-2024) that's expected to reach $457 million by 2026, exceeding the company's goal by 15%.

Harley said its highest profit category, U.S. touring bikes, returned to growth in 2021 and had 74.5% market share in the category in 2024.

Also, the company said the performance of its Harley-Davidson Financial Services division, which provides consumer financing for bikes and is an important sales tool for dealerships, hit an all-time high during the Hardwire strategic plan.

However, H Partners says the dealership network has been demoralized over the last five years.

"Dealers have suffered a significant decline in profitability, with dozens of dealers being forced to close their doors after decades in business. Dealer sentiment is near a decade-long low; and a large association of dealers submitted a letter effectively calling for Zeitz's resignation," H Partners said.

Not long ago, dealers would have "crawled through glass" for the company, said former Harley executive Sean Cummings. But "sadly that is currently not the case," he said in an open letter to the company made public this week.

"Shareholders, employees, dealers and many riders feel a great sense of sadness in the current state of the business while remaining steadfast in their commitment to the brand," Cummings said.

What should Harley look for in the next CEO?

Morningstar analyst Jaime Katz recently said it was time for Zeitz to leave Harley-Davidson.

"We think a change in leadership is overdue, given that shares have risen a mere 11% since Zeitz officially took the helm in May 2020, significantly trailing the Morningstar Global Markets Index's 69% ascent," Katz said in a research note.

It could be "well into 2026 until the next CEO articulates plans to reinvigorate the business and stem further declines," Katz wrote.

Jeff Binkert, owner of the House of Harley-Davidson motorcycle dealership in Milwaukee, said he wishes Zeitz well but that it's time for some changes at the company.

"There seems to be a genuine lack of partnership and respect toward the dealerships that invest their own money in facilities and promotional activities," he said.

Harley dealerships have complained of being saddled with excessive motorcycle inventory and related discounting. Also, they say, the company has competed against them by selling parts, accessories and clothing online, sometimes at discounted prices and with free shipping.

"We have a great experienced dealer network in the United States, and our customers really love stopping at all the dealerships when they're out on the road," Binkert said. "Why would you want to compete with that and impact the resources they need to deliver a great experience?"

Ted Palmatier, a longtime Harley enthusiast from Burlington, said he'd like to see the company select a CEO who's passionate about the brand and young enough to relate to younger riders.

"I think that new school can blend with old school and have harmony," Palmatier said.

The next CEO must find a way for the company to survive in Europe, said Larissa Scheler, a Harley rider from Germany.

"Harley dealers here face the huge challenge of Trump's tariff war. They have been stocking up on motorcycles, getting as many over from the US as possible, but eventually the bikes will become more expensive and harder to sell," she said.

Hastings, the former Harley corporate employee who went on to own Milwaukee Harley-Davidson before selling the dealership in 2016, said former CEO Rich Teerlink, who died earlier this month, understood the company and biker culture.

Teerlink was with Harley-Davidson for 18 years, retiring as chairman and CEO in 1999. He started only a few months after a group of 13 Harley managers acquired the company from its then corporate parent, AMF, in a leveraged buyout. He established the Harley Owners Group (HOG) which now has chapters around the world.

Hastings would like to see the company regain the edginess it had 20 years ago.

His dealership hosted wild parties which attracted thousands. The R-rated entertainment included pole dancers, midget wrestlers, martial arts fighters, Playboy Playmates, the world's largest beer bong, tattoo artists and bikini bike washes.

Hastings said the company needs to restore the connection with its core customers who have supported the brand for decades. Much of the sizzle, he said, is gone.

"I truly hope they give them what they want. Harley-Davidson is a manufacturing company with heart and soul like no other," Hastings said.

The Boardroom Eruption Over the Future of Harley-Davidson

The Wall Street Journal

By John Keilman

April 18, 2025

How a dispute over the next CEO, remote work and DEI led to a director's resignation and his public battle to oust other board members

Boardroom drama usually happens behind closed doors. But at Harley-Davidson, a fight to define the future of the iconic American motorcycle brand has spilled into public view.

On a Wednesday in March, Harley's directors assembled in a conference room at the Loews Chicago O'Hare Hotel to interview three candidates for the company's next chief executive. They had begun searching for a new CEO this year after the current leader, Jochen Zeitz, 62, privately told them he was ready to retire.

Eight directors—the entire board except for Zeitz, who also serves as chairman—later held a vote. None of the candidates won majority support, including the one backed by the company's second-largest shareholder, New York investment firm H Partners.

To some on the board, it was a sign that they needed to keep searching. To Jared Dourdeville, the 36-year-old representative of H Partners, it was the last straw.

A few days later, he sent his colleagues a letter: He wanted Zeitz and two other longstanding board members to resign immediately. It would be the opening shot in a dispute that has erupted into a full-blown proxy battle.

Typically, an investor seeking to influence a company's strategic direction wants a seat at the table. In this case, Dourdeville resigned from his seat on the board and went public with complaints about what he called "cultural depletion" and the loss of senior leaders. After back-and-forth sniping through securities filings, H Partners this past week launched a campaign it dubbed "Free the Eagle" to force out the directors.

Harley, a star-spangled beacon of U.S. manufacturing, faces slowing sales of bikes that can cost more than $40,000, an aging customer base and no clear way forward. The next CEO, who would be the company's third in less than six years, could stick with Zeitz's strategy—or pave an entirely new road for one of the world's most recognizable brands. Critically, whoever takes over will need to improve relationships with 1,200 worldwide dealers and win back loyal riders.

Harley aficionado Steven David, a 69-year-old Dallas auto executive, rides a 2003 Fat Boy and has resisted his local dealership's suggestions to upgrade, saying newer models lack the chrome and noise that are hallmarks of the brand. "I think they've just been missing the mark for quite a while," said David, who wants to see a back-to-basics approach.

This account of the clash within Harley-Davidson is based on interviews with current and former company leaders, investors, customers and dealers, as well as public filings.

Harley has dismissed H Partners' campaign as a tantrum masquerading as governance. H Partners says its aim is to rescue the company from rigid leadership through a reconstituted board and a new CEO.

"It is clear that meaningful change is necessary in order to break the vicious cycle of poor execution, underperformance and lack of accountability," H Partners said in a recent filing.

H Partners is asking shareholders to withhold their votes from the board members it has targeted: Zeitz; lead independent director Tom Linebarger, who has been on the board for 17 years; and Sara Levinson, a director for the past 29 years. Getting less than 50% support at the May 14 annual meeting would force the three from their positions.

This isn't the first time an unhappy shareholder has pushed for new Harley leadership.

Zeitz landed the top job in 2020 after Impala Asset Management, which owned 2% of the company's shares, persuaded the board to remove then-CEO Matt Levatich.

The directors chose Zeitz, a board member since 2007, to be Levatich's replacement. After a few months as interim CEO, he took over for good, earning $18 million in total compensation in his first full year.

Zeitz had ridden the company's motorcycles for decades, but many didn't see him as a Harley guy. The German-born executive was best known for leading the sportswear company Puma and advocating for environmentally friendly business practices.

Zeitz crafted a strategy he dubbed "The Hardwire," focusing on Harley's high end. He kick-started the development of new touring bikes, the company's most profitable segment. He discontinued a money-losing, entry-level motorcycle, exited some international markets and embarked on extensive cost cutting.

H Partners began accumulating Harley shares in 2020. The firm says it has a buy-and-hold philosophy, and the only other stock in its current fund is Six Flags Entertainment. H Partners first gained attention in 2015 when it ran an out-of-nowhere campaign to eject two directors and the CEO from mattress maker Tempur Sealy. An associate of the company who helped resist the campaign called it "an ambush."

H Partners built an 8% stake before approaching Harley in late 2021 with concerns over governance and executive compensation. The Harley board agreed to add Dourdeville, a first-time corporate director who had worked at H Partners for most of his career.

Some of Dourdeville's new board colleagues viewed him as a quiet note-taker who rarely raised issues. By his own account, he grew concerned with Harley's practices, including its remote-work policy.

Like many companies, Milwaukee-based Harley sent its white-collar employees home during the Covid-19 pandemic and allowed many to continue working off-site, saying it helped attract talent. The company last year turned a parking lot at its headquarters into a public park. A spokesman said the project was about creating a community gathering space, not dwindling attendance.

Zeitz himself has frequently been away from the office. He owns a ranch in the Santa Fe area, and the board gave him permission to occasionally commute from New Mexico on the company plane. Zeitz has said he travels extensively on Harley business.

A former finance executive said the historic redbrick headquarters—a former factory erected a few years after William Harley and Arthur Davidson built the company's first motorcycle in 1903—had been a source of inspiration before employees scattered.

Dourdeville said the work-from-home policy depleted the company's culture and was disrespectful to factory workers who had to show up in person. Harley says Dourdeville never brought up his misgivings, but he said that when he did, his board colleagues shut him down.

"That's a non-starter for our CEO," he said he was told.

Zeitz's Hardwire strategy appeared to pay off at first. Pandemic-driven demand reversed seven straight years of declining volume, and the company's profit margin grew to nearly 14%, more than double the pre-Covid figure. Some dealers said they weren't making sales so much as taking orders.

But the lift proved temporary. Sales resumed the slide they had been on since the mid-2000s as interest rates rose and inflation hobbled consumer spending. The entire recreational industry, from RVs to snowmobiles, hit a slump, and even the introduction of well-received touring bikes couldn't turn things around for Harley. The stock price, which peaked at $51 in early 2023, began to tumble.

Then came Robby Starbuck. In July, the conservative activist wrote on X that Harley had gone "totally woke" by supporting LGBTQ+ causes and holding diversity training. The company didn't respond for nearly a month, then said it would curb some diversity initiatives. H Partners says the weeks of silence imperiled sales.



Harley-Davidson motorcycle retail sales

Source: the company

One dealer angered by the state of the business called for Zeitz's resignation, but the CEO waved off the criticism in a September interview. "We've been implementing this strategy and some don't like it, and that's just the nature of the beast, right?" he said. "If you want to transform the business, not everybody's going to be part of the journey."

His own journey with Harley, however, was quietly nearing the finish line. A recent filing revealed that soon after the interview, he told H Partners managing partner Rehan Jaffer that he was planning to retire in mid-2025 and wanted Chief Financial Officer Jonathan Root to be his successor. Jaffer responded that if Zeitz wasn't committed to the long haul, he should resign immediately.

"Mr. Zeitz abruptly rose and exited the meeting," the filing said.

Harley disputed that characterization and said that for months afterward, Jaffer showed support for Zeitz's leadership and asked him to stay.

Dourdeville says he tried to work out his issues with his colleagues, but resigned when the board filed a proxy statement asking shareholders to support all of the company's directors, including Zeitz, Linebarger and Levinson.

Harley says Dourdeville's actions have blown up a CEO search that was supposed to be private and deliberative, and has put the interests of other shareholders at risk. The company's stock has fallen by 5% to $22.51 since the fight became public.

H Partners has declined to identify its preferred CEO candidate or indicate how that person should handle the company's most pressing issues: shrinking demand that one analyst compares to a melting ice cube; dealerships that are closing because of financial struggles; and tariffs that threaten Harley's overseas sales.

As the battle proceeds through SEC filings and appeals to shareholder advisory firms ahead of the annual meeting, people outside of Harley's boardroom have their own take on what the next CEO should do.

Teddy Morse, CEO of Ed Morse Automotive Group, has acquired six Harley dealerships over the past three years, including one in Florida that is the center of the annual celebration known as Daytona Bike Week. Morse said the next leader needs to be personable, passionate and focused on dealers, many of whom have sunk their fortunes into their businesses.

"Connect with the people," he said. "Make us believe that you care as much about the brand as we do."

Major Harley-Davidson Shareholder Seeks Board Shake-Up

The Wall Street Journal

By Lauren Thomas and John Keilman

April 16, 2025

A member of investment firm H Partners resigned from Harley's board earlier this month in preparation for a fight

A major Harley-Davidson shareholder is fighting to shake up the motorcycle maker's board and quickly replace its chief executive in the face of deteriorating sales.

In an open letter Wednesday, investment firm H Partners urged shareholders to remove three longstanding directors from Harley's eight-member board at a coming annual meeting in mid-May.

H Partners, which has a roughly 9% stake in Harley, said the company failed nearly every objective in its strategic plan and that "it has become clear to us that meaningful change is necessary at both the Board and CEO levels."

The Wall Street Journal reported on the investment firm's plans Tuesday.

H Partners is calling for Jochen Zeitz to immediately step down as Harley's chief executive and not stand in the way of the company recruiting an external replacement. Zeitz also serves as chairman.

Harley said last week that it was seeking a new CEO as Zeitz plans to retire after five years on the job. Harley said it retained an executive search firm in late 2024 after Zeitz expressed interest in retiring. Zeitz is expected to remain in his position until a successor is chosen.

H Partners's Jared Dourdeville abruptly resigned from Harley's board earlier this month, arguing in a now-public letter that the motorcycle maker had suffered "cultural depletion" because of an extensive, white-collar work-from-home policy and the departure of several senior leaders, among other concerns.

"By airing the board's confidential search and publicly campaigning against the company, the board believes Mr. Dourdeville is also adversely impacting the CEO search process," the company said in a statement, adding the campaign would impede execution of its strategy and put shareholders' interests at risk.

Dourdeville, a partner at the firm, joined Harley's board in 2022 as H Partners became what is now Harley's second-biggest shareholder.

Dourdeville said he had been privately calling for the immediate resignation of Zeitz. Harley said that its directors had interviewed three potential CEOs but declined to offer any the role.

Zeitz helped boost Harley's profit during his tenure, but sales of the company's bikes have continued to decline as the brand struggles to resonate with a younger generation of riders.

Zeitz took over as interim CEO in February 2020 and was given the job permanently a few months later. Through the Covid-19 pandemic, he helped keep the Milwaukee-based company running despite factory closings and supply-chain tangles. In recent months complaints have mounted from dealers over Zeitz's leadership and Harley's operations, with dealers saying that the company doesn't offer enough for entry-level riders and that they've been loaded up with inventory that isn't selling.

Harley shares have lost around 30% of their value since Zeitz became CEO, bringing its market value to about $2.7 billion. The company argues that it is holding up better than its competitors in a powersports market hurt by high interest rates and low consumer confidence.

H Partners is running a so-called withhold-the-vote campaign targeting Zeitz, who has been a board member for 18 years; Thomas Linebarger, who has been a board member for 17 years; and Sara Levinson, who has been a board member for 29 years. (Harley's bylaws require directors who don't receive more than 50% of votes in an election to tender their resignations.)

The firm isn't nominating replacement directors.

H Partners, based in New York, ran one of the first big withhold-the-vote campaigns in 2015 at the mattress maker Tempur Sealy. The firm has also struck agreements in the past with companies including Six Flags Entertainment and the motor manufacturer Remy International.